Exhibit 23.9
CONSENT OF INDEPENDENT PETROLEUM ENGINEERS
     W. D. Von Gonten & Co. hereby consents to the incorporation by reference into this Form S-4 registration statement being filed on even date herewith of information from its report relating to the oil and gas reserves and revenues of certain interests of Edge Petroleum Corporation as of December 31, 2008 in Note 23. Supplementary Financial Information on Oil and Natural Gas Exploration, Development and Production Activities (unaudited) to the audited consolidated financial statements of Edge Petroleum Corporation included in Mariner Energy, Inc.’s Current Report on Form 8-K dated December 31, 2009, as amended by a Form 8-K/A of the same date.

W. D. Von Gonten & Co.
/s/ W. D. Von Gonten, Jr.
W. D. Von Gonten, Jr.
President

Houston, Texas
May 19, 2010